June 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Interactive Strength Inc.
Registration Statement on Form S-1 (Registration No. 333-280410), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-280410), as amended (the “Registration Statement”), hereby concurs in the request by Interactive Strength Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on July 1, 2024, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By: /s/ Edward D. Silvera

Name: Edward D. Silvera

Title: Chief Operating Officer